Filed pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Pricing Supplement dated August 18, 2006

PRICING SUPPLEMENT

(To MTN prospectus supplement,

general prospectus supplement

and prospectus, each dated March 31, 2006)

Pricing Supplement Number:

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Crude Oil Price

due September     , 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:	Payment on the maturity date:

•   The Notes are designed for investors who believe that the settlement price of the front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange (“NYMEX”) next scheduled for settlement immediately prior to maturity will be below the settlement price of the front-month light, sweet crude oil futures contract next scheduled for settlement on the date the Notes are priced for initial sale to the public and who are willing to risk losing up to $3.00 per unit if the settlement price prior to maturity is higher than that initial settlement price. Investors must be willing to forego interest payments on the Notes prior to the maturity date and accept a return that will not exceed the limit described in this pricing supplement.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.:     .

•   The settlement date for the Notes is expected to be September     , 2006.

•   The amount you will receive on the maturity date will be based upon the difference between the settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX next scheduled for settlement immediately prior to maturity and the settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX next scheduled for settlement on the date Notes are priced for initial sale to the public. If the settlement price prior to maturity:

•  is below the initial settlement price, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage difference, up to a maximum total payment which will be between $11.80 and $12.40 per unit, as described in this pricing supplement.

•  is above the initial settlement price, your original investment will be reduced based upon that percentage difference. In no event, however, will you receive less than $7.00 per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount	$.15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$

(1)	The public offering price and the selling concession for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.10 per unit, respectively, for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August     , 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE FUTURES MARKET	PS-16
THE CRUDE OIL CONTRACT	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-20
ERISA CONSIDERATIONS	PS-25
USE OF PROCEEDS AND HEDGING	PS-26
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-26
EXPERTS	PS-26
INDEX OF CERTAIN DEFINED TERMS	PS-27

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Bear Market Notes Linked to the Crude Oil Price due September     , 2007 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to the front-month light, sweet crude oil futures contract traded on the NYMEX and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. The front-month light, sweet crude oil futures contract traded on the NYMEX scheduled for settlement in October 2007 (but could be the contract scheduled for settlement in November 2007 in the event of an extension of the maturity date, as described below) is referred to as the “Crude Oil Contract”. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on September     , 2007. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be any time in August or September, the settlement date may occur in October instead of September and the maturity date may occur in October instead of September. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of some amount of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What is the Crude Oil Contract?

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. A “front-month” contract is the contract next scheduled for settlement. For example, as of August 11, 2006, the front-month light, sweet crude oil futures contract is a contract for delivery of light, sweet crude oil in September 2006.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in the Crude Oil Contract and do not constitute exchange-traded futures contracts

How have front-month light, sweet crude oil futures contracts performed historically?

We have included a graph showing the year-end closing prices of the front-month light, sweet crude oil futures contracts next scheduled for settlement for each year from 1986 through 2005 and a graph and table showing the month-end closing prices of the front-month light, sweet crude oil futures contracts next scheduled for settlement from January 2001 to July 2006 in the section entitled “The Crude Oil Contract—Historical Data” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the front-month light, sweet crude oil futures contracts in various economic environments; however, past performance of the front-month light, sweet crude oil futures contracts is not necessarily indicative of how the front-month light, sweet crude oil futures contracts will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the settlement price of the Crude Oil Contract compared to the Starting Value (as defined below).

(i)	If the Ending Value is greater than the Starting Value, the greater of:

(a)	$7.00 per unit; or

(b)

(ii)	If the Ending Value is equal to or less than the Starting Value:

provided, however, the Redemption Amount will not exceed an amount which will be between $11.80 and $12.40 per unit (the “Capped Value”). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the settlement price of the front-month light, sweet crude oil futures contract next scheduled for settlement at the close of the market on the Pricing Date as reported in the Wall Street Journal (the “WSJ”). The contract relevant to the calculation of the Starting Value is expected to be the contract scheduled for settlement in October 2006, but could be the contract scheduled for settlement in November 2006 in the event of an extension of the Pricing Date, as provided above. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” means the settlement price of the Crude Oil Contract at the close of the market on the Valuation Date as reported in the WSJ. The contract relevant to the calculation of the Ending Value is expected to be the contract scheduled for settlement in October 2007, but could be the contract scheduled for settlement in November 2007 in the event of an extension of the maturity date, as provided above. The actual contract that will be used to determine the Ending Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Valuation Date” will be September     , 2007 (the seventh scheduled Business Day prior to the maturity date). If a Market Disruption Event (as defined herein) occurs on September     , 2007 or that date is not a Business Day, the Valuation Date will be the next scheduled Business Day. If that day is not a Business Day or is a day on which a Market Disruption Event occurs and is continuing, the Calculation Agent (as defined herein) will determine the Ending Value in good faith and using its reasonable judgment.

The opportunity to participate in the possible decrease in the price of the Crude Oil Contract from the Starting Value through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 18% to 24% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the price of the Crude Oil Contract has increased from the Starting Value over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $7.00 per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $12.10, the midpoint of the range of $11.80 and $12.40.

Example 1—The hypothetical Ending Value is 170% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.35

Hypothetical Ending Value: 126.40

Redemption Amount (per unit) = $7     (Redemption Amount cannot be less than $7.00)

Example 2—The hypothetical Ending Value is 110% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.35

Hypothetical Ending Value: 81.79

Redemption Amount (per unit) = $9

Example 3—The hypothetical Ending Value is 95% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.35

Hypothetical Ending Value: 70.63

Redemption Amount (per unit) = $11.50

Example 4—The hypothetical Ending Value is 70% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.35

Hypothetical Ending Value: 52.05

Redemption Amount (per unit) = $12.10     (Redemption Amount cannot be greater than the Capped Value)

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in the difference in the price of the Crude Oil Contract and the Starting Value if the price of the Crude Oil Contract is below the Starting Value.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $7.00 per unit of the Notes. We have determined that this estimated yield will equal     % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $10.00 per unit and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2006 and $             in 2007. However, in 2007, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the actual amount you receive on the maturity date. Also, if the actual amount you receive on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2007, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current price of the Crude Oil Contract. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

In a situation where there is no difference in the price of the Crude Oil Contract and the Starting Value and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the difference in the price of the Crude Oil Contract compared to the Starting Value. Because the price of the Crude Oil Contract is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is greater than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less than the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $7.00 per unit.

Your return on the Notes is limited

The opportunity to participate in the possible difference in the price of the Crude Oil Contract from the Starting Value, assuming the price of the Crude Oil Contract is lower than the Starting Value, through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 18% and 24% over the $10 original public offering price per unit of the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your yield may be lower than the potential return on an investment in the Crude Oil Contract or on a direct investment in crude oil

The amount we pay you at maturity may be lower than the potential return you could earn by investing in the Crude Oil Contract through a registered futures commission merchant and also may be lower than an investment in crude oil.

You must rely on your own evaluation of the merits of an investment linked to the Crude Oil Contract

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in commodity futures contracts. These views are sometimes communicated to clients who participate in commodity markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in commodities markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in commodity markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the commodity markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future commodity market price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Crude Oil Contract. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

Ownership of the Notes does not entitle you to any rights with respect to the Crude Oil Contract

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the Crude Oil Contract. The Notes are not regulated as exchange-traded futures contracts.

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell Crude Oil Contracts on the NYMEX for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts and the Notes themselves are not Crude Oil Contracts.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no difference in the price of the Crude Oil Contract and the Starting Value and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Lack of regulation by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC and you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Crude Oil Contract or futures or options contracts on the crude oil for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Crude Oil Contract in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the price of the

Crude Oil Contract. Temporary increases or decreases in the market prices of the Crude Oil Contract may also occur as a result of the purchasing activities of other market participants. Consequently, the price of the Crude Oil Contract may change subsequent to the Pricing Date and therefore the trading value of the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the price of the Crude Oil Contract. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the Notes. Merrill Lynch Commodities Inc., an affiliate of ML&Co., and its affiliates actively trade the Crude Oil Contract, crude oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities). ML&Co., Merrill Lynch Commodities Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by ML&Co., Merrill Lynch Commodities Inc. and affiliated and unaffiliated third parties could adversely affect the price of the Crude Oil Contract, which could in turn affect the return on and the value of the Notes.

The price of the Crude Oil Contract is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the price of the Crude Oil Contract is below or is not below the Starting Value. However, if you choose to sell your Notes when the price of the Crude Oil Contract is less than the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the price of the Crude Oil Contract will continue to fluctuate until the Ending Value is determined.

Suspensions or disruptions of futures trading may adversely affect the value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the value of the Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if U.S. interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes will increase.

Changes in the volatility of crude oil and Crude Oil Contracts are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of crude oil or the Crude Oil Contract increases or decreases, the trading value of the Notes may be adversely affected. The volatility of crude oil or the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in primary crude oil and futures contracts.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the price of the Crude Oil Contract. This difference will reflect a “time premium” due to expectations concerning the price of the Crude Oil Contract during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, in the price of the Crude Oil Contract from the Starting Value over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the price of the Crude Oil Contract will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a price of the Crude Oil Contract can be determined on a particular trading day, or in connection with judgments that it would be required to make in the event of the unavailability of the Crude Oil Contract. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. In addition, MLPF&S is a member of NYMEX and, from time to time, employees of MLPF&S may serve on the NYMEX settlement committee and other committees.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on September     , 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is         .

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is greater than the Starting Value, the greater of:

(a)	$7.00 per unit; or

(b)

(ii) If the Ending Value is equal to or less than the Starting Value:

provided, however, the Redemption Amount will not exceed an amount which will be between $11.80 and $12.40 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the settlement price of the front-month light, sweet crude oil futures contract at the close of the market next scheduled for settlement on the Pricing Date as reported in the Wall Street Journal (the “WSJ”). The Crude Oil Contract relevant to the calculation of the Starting Value is expected to be the contract scheduled for settlement in October 2006, but could be the contract scheduled for settlement in November 2006 in the event of an extension of the Pricing Date, as provided above. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” means the settlement price of the Crude Oil Contract (i.e., the contract next scheduled for settlement as of the Valuation Date) at the close of the market on the Valuation Date as reported in the WSJ. The Crude Oil Contract relevant to the calculation of the Ending Value is expected to be the contract scheduled for settlement in October 2007, but could be the contract scheduled for settlement in November 2007 in the event of an extension of the maturity date, as provided above. The actual Crude Oil Contract that will be used to determine the Ending Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Valuation Date” will be September     , 2007 (the seventh scheduled Business Day prior to the maturity date). If a Market Disruption Event (as defined herein) occurs on September     , 2007 or that date is not a Business Day, the Valuation Date will be the next scheduled Business Day. If that day is not a Business Day or is a day on which a Market Disruption Event occurs and is continuing, the Calculation Agent (as defined herein) will determine the Ending Value in good faith and using its reasonable judgment.

“Business Day” means any day on which NYMEX is open for trading and the price of the Crude Oil Contract is calculated and published.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 74.35, the settlement price of the front-month light, sweet crude oil futures contract next scheduled for settlement at the close of the market on August 11, 2006, as reported in the WSJ:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return on a direct investment in the Crude Oil Contract.

The table below assumes a Capped Value of $12.10, the midpoint of the range of $11.80 and $12.40.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit		Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on a direct investment in the Crude Oil Contract(1)(2)
37.18	-50.00%	12.10		21.00%	18.36%	-54.69%
44.61	-40.00%	12.10		21.00%	18.36%	-41.95%
52.05	-30.00%	12.10		21.00%	18.36%	-30.32%
59.48	-20.00%	12.10		21.00%	18.36%	-19.55%
66.92	-10.00%	12.10		21.00%	18.36%	-9.48%
68.77	-7.50%	12.10	(4)	21.00%	18.36%	-7.06%
70.63	-5.00%	11.50		15.00%	13.31%	-4.67%
72.49	-2.50%	10.75		7.50%	6.78%	-2.32%
74.35(3)	0.00%	10.00		0.00%	0.00%	0.00%
78.07	5.00%	9.50		-5.00%	-4.67%	4.55%
81.79	10.00%	9.00		-10.00%	-9.48%	8.98%
89.22	20.00%	8.00		-20.00%	-19.55%	17.53%
96.66	30.00%	7.00	(5)	-30.00%	-30.32%	25.71%
104.09	40.00%	7.00		-30.00%	-30.32%	33.55%
111.53	50.00%	7.00		-30.00%	-30.32%	41.09%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 15, 2006 to September 15, 2007, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Crude Oil Contract that equals the percentage change in the Crude Oil Contract from the hypothetical Starting Value to the relevant hypothetical Ending Value; and
(b)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $12.10 (the midpoint of the range of $11.80 and $12.40).

(5)	The Redemption Amount cannot be less than $7.00

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

“Market Disruption Event” means any of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract;

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Contract, which are traded on any major U.S. exchange; or

(C)	the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Contract.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” above.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Notes upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to Redemption Amount, with an interest period calculated as though the date of acceleration were the stated maturity date of the Notes. For the avoidance of doubt, the relevant Crude Oil Contract for determining the Ending Value in the event of such acceleration will be the contract which would have been used to determine the Redemption Amount payable at the stated maturity of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE FUTURES MARKETS

An exchange-traded futures contract such as the Crude Oil Contract provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder, either long or short, may elect to close out its position by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, holders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

THE CRUDE OIL CONTRACT

The Redemption Amount will be determined by reference to the Crude Oil Contract traded on NYMEX. We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of and is subject to change without notice by NYMEX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “front-month” contract is the contract next scheduled for settlement. For example, as of August 11, 2006, the front-month light, sweet crude oil futures contract is the September 2006 futures contract, which is a contract for delivery of light, sweet crude oil in September 2006.

The following summarizes selected specifications relating to light, sweet crude oil futures contracts as traded on the NYMEX:

Trading Unit: 1,000 U.S. barrels (42,000 gallons).

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the August 2006 futures contract, which is a contract for delivery of light, sweet crude oil in August 2006, ended on July 20, 2006.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37° API gravity nor more than 42° API gravity. The following domestic crude streams are deliverable: West Texas

Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34° API nor more than 42° API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical data on the Crude Oil Contract

The following graph sets forth the closing prices of the front-month light, sweet crude oil futures contracts next scheduled for settlement on the last business day of each year from 1986 through 2005. The historical performance of the front-month light, sweet crude oil futures contracts next scheduled for settlement should not be taken as an indication of future performance, and no assurance can be given that the price of the Crude Oil Contract will not increase compared to the Starting Value and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

The following table sets forth the settlement prices of the front-month light, sweet crude oil futures contracts next scheduled for settlement at the end of each month in the period from January 2001 through July 2006. This historical data on the front-month light, sweet crude oil futures contracts is not necessarily indicative of the future performance of the Crude Oil Contract or what the value of the Notes may be. Any upward or downward trend in the price of the front-month light, sweet crude oil futures contracts during any period set forth below is not an indication that the Crude Oil Contract is more or less likely to be higher or lower than the Starting Value at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	28.66	19.48	33.51	33.05	48.20	67.92
February	27.39	21.74	36.60	36.16	51.75	61.41
March	26.29	26.31	31.04	35.76	55.40	66.63
April	28.46	27.29	25.80	37.38	49.72	71.88
May	28.37	25.31	29.56	39.88	51.97	71.29
June	26.25	26.86	30.19	37.05	56.50	73.93
July	26.35	27.02	30.54	43.80	60.57	74.40
August	27.20	28.98	31.57	42.12	68.94
September	23.43	30.45	29.20	49.64	66.24
October	21.18	27.22	29.11	51.76	59.76
November	19.44	26.89	30.41	49.13	57.32
December	19.84	31.20	32.52	43.45	61.04

The following graph sets forth the historical performance of the front-month light, sweet crude oil futures contracts presented in the preceding table. Past movements of the front-month light, sweet crude oil futures contracts are not necessarily indicative of the future performance of the Crude Oil Contract. On August 11, 2006, the settlement price of the front-month light, sweet crude oil futures contract next scheduled for settlement at the close of the market as reported in the WSJ was 74.35.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a debt instrument of ML&Co. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of a projected amount (the “Projected Redemption Amount”) equal to $             per unit of the Notes. This represents an estimated yield on the Notes equal to             % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10.00 per unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the “Actual Redemption Amount”) exceeds $             per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $             per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $             per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $             per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. Any remaining portion of the Projected Redemption Amount (i.e., $     per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset or an ordinary loss pursuant to the foregoing rules will be treated as a capital loss (which will be long-term if the Note has been held for more than one year as of the maturity date). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $7.00 per unit of the Notes.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10.00 principal amount per unit of the Notes during each accrual period over an assumed term of approximately thirteen months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 5.42% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on August 15, 2006 and were scheduled to mature on September 4, 2007. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. in connection with the issuance of the Notes and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered in connection with sales of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
August 15, 2006 through September 4, 2006	$0.0293	$0.0293
September 5, 2006 through March 4, 2007	$0.2718	$0.3011
March 5, 2007 through September 4, 2007	$0.2792	$0.5803

Hypothetical Projected Redemption Amount = $10.5803 per unit of the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could assert that other alternative United States federal income tax characterizations or treatments of the Notes should apply to the Notes, which, if applied could significantly affect the timing and the character of the income or loss realized with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005 and the three-month and six-month periods ended June 30, 2006 and July 1, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-13
Calculation Agent	PS-7
Capped Value	PS-4
Crude Oil Contract	PS-3
Ending Value	PS-4
Market Disruption Event	PS-15
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
Valuation Date	PS-4

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Crude Oil Price

due September     , 2007

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

August     , 2006